EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jan Freidig
Submission Contact Phone Number	707-935-3290
Exchange	NASD
Confirming Copy	off
Filer CIK	0001120427
Filer CCC	xxxxxxxx
Period of Report	05/18/10
Item IDs	8.01
	9.01
Notify via Filing website Only	off
Emails	jfreidig@sonomavlybnk.com
	sstambaugh@sonomavlybnk.com
	jtanner@sonomavlybnk.com

Documents

8-K	**form8k_consent-order.htm**
	Press Release May 18, 2010
EX-10.1	**exhibit10-1_stipulation.htm**
	Stipulation to Issuance
EX-10.2	**exhibit10-2_consent.htm**
	Consent Order dated May 18, 2010
EX-99.1	**press_release-may2010.htm**
	Press Release
8-K	**form8k_consent-order.pdf**
	Press Release & Consent Order

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jan Freidig</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>707-935-3290</value></field>
                <popup sid="SubSro_sroId_"><value>NASD</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0001120427</value></field>
                <field sid="SubFiler_filerCcc_"><value>p#hnneq3</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/18/10</value></field>
                <combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
                <combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form8k_consent-order.htm</value></f
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>Press Release May 18, 2010</value></f
                <data sid="data1"><filename>form8k_consent-order.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>exhibit10-1_stipulation.htm</value
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-10.1</value></combob
                <field sid="SubDocument_description_1"><value>Stipulation to Issuance</value></fie
                <data sid="data2"><filename>exhibit10-1_stipulation.htm</filename><mimedata /></da
                <field sid="SubDocument_conformedName_2"><value>exhibit10-2_consent.htm</value></f
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-10.2</value></combob
                <field sid="SubDocument_description_2"><value>Consent Order dated May 18, 2010</va
                <data sid="data3"><filename>exhibit10-2_consent.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>press_release-may2010.htm</value><
                <combobox sid="SubDocument_conformedDocumentType_3"><value>EX-99.1</value></combob
                <field sid="SubDocument_description_3"><value>Press Release</value></field>
                <data sid="data4"><filename>press_release-may2010.htm</filename><mimedata /></data
                <field sid="SubDocument_conformedName_4"><value>form8k_consent-order.pdf</value></
                <combobox sid="SubDocument_conformedDocumentType_4"><value>8-K</value></combobox>
                <field sid="SubDocument_description_4"><value><![CDATA[Press Release & Consent Ord
                <data sid="data5"><filename>form8k_consent-order.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jfreidig@sonomavlybnk.com</value>
                <field sid="SubInternet_internetAddress_1"><value>sstambaugh@sonomavlybnk.com</val
                <field sid="SubInternet_internetAddress_2"><value>jtanner@sonomavlybnk.com</value>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2010

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

202 West Napa Street, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 935-3200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Entry into a Material Definitive Agreement**

Effective May 17, 2010, Sonoma Valley Bank (the "Bank"), a wholly-owned subsidiary of Sonoma Valley Bancorp (the "Company") entered into a Stipulation to the Issuance of a Consent Order ("Stipulation") with the Federal Deposit Insurance Corporation (the "FDIC") and the California Department of Financial Institutions (the "DFI"). Pursuant to the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices or violations of law or regulation, to the issuance of a Consent Order by the FDIC and the DFI, effective as of May 18, 2010 (the "Consent Order").

The Consent Order, among other things, requires the following:

·   The Bank is required to have and retain qualified management and must notify the FDIC and DFI when it proposes to add or replace any director or employ any new senior executive officer or change the responsibilities of an existing senior executive officer.

·   Within 90 days of the effective date of the Consent Order and, thereafter, during the life of the Consent Order, the Bank shall increase and maintain a Tier 1 leverage capital ratio of not less than 10% and a total risk based capital ratio of not less than 12%.

·   Within 90 days of the effective date of the Consent Order, the bank shall develop and adopt a plan to meet and maintain the capital requirements of the Consent Order.

·   While the Consent Order is in effect, the Bank shall not declare or pay dividends or make any other payments to its shareholders without the prior written consent of the FDIC and DFI.

·   Within 30 days of the effective date of the Consent Order, the Bank must eliminate from its books any remaining balance of any assets classified "Loss" and 50% percent of those classified "Doubtful", as identified in the Report of Examination.

·   Within 90 days of the effective date of the Consent Order, the Bank shall have reduced the assets classified as "Doubtful" to not more than 80% of the Bank's Tier 1 capital and allowance for loan and lease losses ("ALLL").

·   Within 90 days of the effective date of the Consent Order, the Bank shall have reduced the assets classified as "Substandard" to not more than 80% of the Bank's Tier 1 capital and ALLL.

·   Within 30 days of the effective date of the Consent Order, the Bank must adopt and implement a comprehensive policy for determining the adequacy of the ALLL.

·   While the Consent Order is in effect, the Bank shall not extend any credit to, or for the benefit of, any borrower who has a loan that has been charged off or classified "Loss" and is uncollected.

·   While the Consent Order is in effect, the Bank shall not extend any credit to, or for the benefit of, any borrower who has a loan that is classified "Doubtful" or "Substandard" without the prior approval of the majority of the Bank's board of directors.

· Within 60 days of the effective date of the Consent Order, the Bank shall adopt and implement a written plan approved by the Bank's board of directors and acceptable to the FDIC and DFI for systematically reducing the amounts of loans or other extensions of credit to, or for the benefit of, any borrower in the "Real Estate" concentration.

· Within 30 days of the effective date of the Consent Order, the Bank shall adopt and implement a written plan approved by the Bank's board of directors and acceptable to the FDIC and DFI for systematically reducing the level of nonperforming assets and/or assets listed on the Bank's watch list to an acceptable level.

· Within 30 days of the effective date of the Consent Order, the Bank shall adopt and implement written lending and collection policies to provide guidance and control over the Bank's lending function.

· Within 30 days of the effective date of the Consent Order, the Bank shall adopt and implement a written liquidity and funds management policy that addresses liquidity needs and reduces the Bank's reliance on non-core funding sources.

· Within 60 days from the effectiveness of the Consent Order, the Bank will adopt and implement a written plan and comprehensive budget addressing retention of profits and reducing overhead expenses.

· While the Consent Order is in effect, the Bank is required to prepare and submit quarterly progress reports to the FDIC and DFI.

The Consent Order will remain in effect until modified or terminated by the FDIC and DFI.

The foregoing descriptions of the Stipulation and the Consent Order are not complete and are qualified in their entirety by reference to the Stipulation and Consent Order, attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively.

Item 9.01 -- Financial Statements and Exhibits

(d)   Exhibits

Exhibit No.	Exhibit Description
10.1	Stipulation to the Issuance of a Consent Order dated May 17, 2010
10.2	Consent Order dated May 18, 2010
99.1	Press Release dated May 24, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: May 24, 2010

/s/Sean C. Cutting
Sean C. Cutting,
President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 10.1

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS

SAN FRANCISCO, CALIFORNIA

	)	
In the Matter of	)	STIPULATION TO THE
	)	ISSUANCE OF A
SONOMA VALLEY BANK	)	CONSENT ORDER
SONOMA, CALIFORNIA	)	
	)	FDIC-10-249b
	)	
(INSURED STATE NONMEMBER BANK)	)	

Subject to the acceptance of this Stipulation to the Issuance of a Consent Order ("Stipulation") by the Federal Deposit Insurance Corporation ("FDIC") and the California Department of Financial Institutions ("CDFI"), it is hereby stipulated and agreed by and between a representative of the Legal Division of FDIC, a representative of the CDFI, and Sonoma Valley Bank, Sonoma, California ("Bank"), as follows:

1. The Bank has been advised of its right to receive a Notice of Charges and of Hearing ("Notice") detailing the unsafe or unsound banking practices and violations of lawand/or regulations alleged to have been committed by the Bank and of its right to a public hearing on the alleged charges under section 8(b)(1) of the Federal Deposit Insurance Act"Act"), 12 U.S.C. § 1818(b)(1), and Section 1913 of the California Financial Code ("CFC"), and has waived those rights.

2. The Bank, solely for the purpose of this proceeding and without admitting or denying any of the alleged charges of unsafe or unsound banking practices and any violations of law and/or regulations, hereby consents and agrees to the issuance of a Consent Order ("Order")

by the FDIC and the CDFI. The Bank further stipulates and agrees that such Order will be deemed to be an order which has become final under the Act and the CFC, and that said Order shall become effective upon its issuance by the FDIC and the CDFI, and fully enforceable by the FDIC and the CDFI pursuant to the provisions of the Act and the CFC.

3. In the event the FDIC and the CDFI accept the Stipulation and issue the Order, it is agreed that no action to enforce said Order in the United States District Court will be taken by the FDIC, and no action to enforce said Order in State Superior Court will be taken by the CDFI, unless the Bank or any institution-affiliated party, as such term is defined in section 3(u) of the Act, 12 U.S.C. § 1813(u), has violated or is about to violate any provision of the Order.

4. The Bank hereby waives:

(a) The receipt of a Notice;

(b) All defenses in this proceeding;

(c) A public hearing for the purpose of taking evidence on such alleged charges;

(d) The filing of Proposed Findings of Fact and Conclusions of Law;

(e) A recommended decision of an Administrative Law Judge;

(f) Exceptions and briefs with respect to such recommended decision; and

(g) The right to appeal.

//
//
//
//
//

Dated: May 17, 2010

FEDERAL DEPOSIT INSURANCE CORPORATION, LEGAL DIVISION BY:	SONOMA VALLEY BANK SONOMA, CALIFORNIA BY:

/s/Regina A. Sandler
Regina A. Sandler
Senior Regional Attorney

/s/Mel Switzer, Jr.
Mel Switzer, Jr.

CALIFORNIA DEPARTMENT OF
FINANCIAL INSTITUTIONS
BY:

/s/Robert B. Hitchcock
Robert B. Hitchcock

/s/James Patten
Senior Counsel

/s/Bob Nicholas
Bob Nicholas

/s/Steve Page
Steve Page

/s/Suzanne Brangham
Suzanne Brangham

/s/Valerie Pistole
Valerie Pistole

/s/Sean Cutting
Sean Cutting

/s/Angelo Sangiacomo
Angelo Sangiacomo

/s/Dale T. Downing
Dale T. Downing

Comprising the Board of Directors of
Sonoma Valley Bank, Sonoma, California

Exhibit 10.2

FEDERAL DEPOSIT INSURANCE CORPORATION

WASHINGTON, D.C.

CALIFORNIA DEPARTMENT OF FINANCIAL INSTITUTIONS

SAN FRANCISCO, CALIFORNIA

	)	
In the Matter of	)	
	)	CONSENT ORDER
SONOMA VALLEY BANK	)	
SONOMA, CALIFORNIA	)	FDIC-10-249b
	)	
	)	
(INSURED STATE NONMEMBER BANK)	)	

The Federal Deposit Insurance Corporation ("FDIC") is the appropriate Federal banking agency for Sonoma Valley Bank, Sonoma, California ("Bank") under Section 3(q) of the Federal Deposit Insurance Act ("FDI Act"), 12 U.S.C. § 1813(q)(3). The California Department of Financial Institutions ("CDFI") is the appropriate State banking agency for the Bank under Division 1 of the California Financial Code.

The Bank, by and through its duly elected and acting Board of Directors ("Board"), has executed a Stipulation to the Issuance of a Consent Order ("Stipulation"), dated May 17, 2010, that is accepted by the FDIC and the CDFI. With the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices relating to management, capital, asset, loans, liquidity, and brokered deposits to the issuance of this Consent Order ("Order") by the FDIC and the CDFI pursuant to Section 8(b)(1) of the FDI Act, and Section 1913 of the California Financial Code.

Having determined that the requirements for issuance of an order under Section 8(b) of the FDI Act, 12 U.S.C. § 1818(b), and Section 1913 of the California Financial Code have been satisfied, the FDIC and the CDFI hereby order that:

1.   The Bank shall have and retain qualified management.

(a)   Each member of management shall have qualifications and experience commensurate with his or her duties and responsibilities at the Bank. Management shall include the following: (i) a chief executive officer with proven ability in managing a bank of comparable size and risk profile; (ii) a chief financial officer with proven ability in all aspects of financial management; and (iii) a senior lending officer with significant lending, collection, and loan supervision experience and experience in upgrading a low quality loan portfolio. Each member of management shall be provided appropriate written authority from the Board to implement the provisions of this Order.

(b)   The qualifications of management shall be assessed on its ability to:

(i)   comply with the requirements of this Order;

(ii)   operate the Bank in a safe and sound manner;

(iii)   comply with applicable laws and regulations; and

(iv)   restore all aspects of the Bank to a safe and sound condition,

including asset quality, capital adequacy, earnings, management effectiveness, liquidity, and sensitivity to market risk.

(c)   During the life of this Order, the Bank shall notify the Regional Director of the FDIC's San Francisco Regional Office ("Regional Director") and the Commissioner of the California Department of Financial Institutions ("Commissioner") in writing when it proposes to add or replace any individual on the Board, or employ any individual to serve as a senior executive officer, or change the responsibilities of any existing senior executive officer to include the responsibilities of another senior executive officer position. The term "senior executive officer" shall have the same meaning ascribed to it in Part 303 of the FDIC's Rules and Regulations, 12 C.F.R. § 303.101. The notification shall include a completed Interagency Biographical and Financial Report and Interagency Change in Director or Senior Executive Officer and must be received at least 30 days before the addition, employment or change of responsibilities is intended to become effective. The Regional Director and the Commissioner shall have the power under the authority of this Order to disapprove the addition, employment or change of responsibilities of any proposed officer or director.

(d)   The requirement to submit information and the prior disapproval provisions of this paragraph are based upon the authority of 12 U.S.C. § 1818(b) and do not require the Regional Director and the Commissioner to complete their review and act on any such information or authority within 30 days, or any other timeframe. The Bank shall not add, employ or change the responsibilities of any proposed director or senior executive officer until such time as the Regional Director and the Commissioner have completed their review.

2.   (a)   Within 90 days from the effective date of this Order, the Bank shall increase and thereafter maintain its Tier 1 capital in such an amount to ensure that the Bank's leverage ratio equals or exceeds 10 percent.

(b)   Within 90 days from the effective date of this Order, the Bank shall increase and thereafter maintain its total risk-based capital ratio in such an amount as to equal or exceed 12 percent.

(c)   Within 60 days from the effective date of this Order, the Bank shall develop and adopt a plan to meet and maintain the capital requirements of this Order and to comply with the FDIC's Statement of Policy on Risk-Based Capital contained in Appendix A to Part 325 of the FDIC's Rules and Regulations, 12 C.F.R. Part 325, Appendix A. Such plan and its implementation shall be in a form and manner acceptable to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

(d)   The level of capital to be maintained during the life of this Order shall be in addition to a fully funded allowance for loan and lease losses, the adequacy of which shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations. Any increase in Tier 1 capital necessary to meet the requirements of this paragraph may not be accomplished through a deduction from the Bank's allowance for loan and lease losses.

(e)   If all or part of the increase in capital required by this Order is accomplished by the sale of new securities, the Board shall adopt and implement a plan for the sale of such additional securities, including the voting of any shares owned or proxies held or controlled by them in favor of the plan. Should the implementation of the plan involve a public distribution of the Bank's securities (including a distribution limited only to the Bank's existing shareholders), the Bank shall prepare offering materials fully describing the securities being offered, including an accurate description of the financial condition of the Bank and the circumstances giving rise to the offering, and any other material disclosures necessary to comply with all applicable State and Federal securities laws. Prior to the implementation of the plan and, in any event, not less than 20 days prior to the dissemination of such materials, the plan and any materials used in the sale of the securities shall be submitted to the FDIC, Registration, Disclosure and Securities Unit, 550 17th St. N.W., Washington, D.C. 20429, for review, and to the Commissioner to obtain any and all necessary securities permits or other approvals. Any changes requested by the FDIC shall be made prior to dissemination. If the increase in capital is provided by the sale of noncumulative perpetual preferred stock, then all terms and conditions of the issue, including but not limited to those terms and conditions relative to interest rate and convertibility factor, shall be presented to the Regional Director and the Commissioner for prior approval.

        (f)   Subject to obtaining all required prior authorizations, permits or other approvals from the Commissioner, the Bank shall promptly revise or supplement the offering materials it is using in connection with the offer and sale of its securities to fully and fairly disclosure every material change or development regarding the Bank and its operation, including every planned change that would be material, that occurs during the offering of the securities. The Bank shall provide the revised offering materials or supplement, along with a notice that the subscriber may rescind its subscription, to each subscriber that has submitted a subscription for the Bank's securities before receiving the revised offering materials or supplement for at least ten (10) days before accepting the subscriber's subscription.

        (g)   In complying with the provisions of this paragraph, the Bank shall provide to any subscriber and/or purchaser of the Bank's securities, a written notice of any planned or existing development or other changes which are materially different from the information reflected in any offering materials used in connection with the sale of Bank securities. The written notice required by this paragraph shall be furnished within 10 days from the date such material development or change was planned or occurred, whichever is earlier, and shall be furnished to every subscriber and/or purchaser of the Bank's securities who received or was tendered the information contained in the Bank's original offering materials.

        (h)   For the purposes of this Order, the terms "leverage ratio", "Tier 1 capital"and "total risk-based capital ratio" shall have, the meanings ascribed to them in Part 325 of the FDIC's Rules and Regulations, 12 C.F.R. §§ 325.2(m), 325.2(v), 325.2(y), and Appendix A.

    3.   The Bank shall not pay cash dividends or make any other payments to its shareholders without the prior written consent of the Regional Director and the commissioner.

4.   (a)   Within 30 days from the effective date of this Order, the Bank shall eliminate from its books, by charge-off or collection, all assets classified "Loss" and one-half of the assets classified "Doubtful" in the ROE that have not been previously collected or charged off. Elimination of these assets through proceeds of other loans made by the Bank is not considered collection for the purpose of this paragraph.

(b)   Within 90 days from the effective date of this Order, the Bank shall have reduced the assets classified "Doubtful" in the ROE, that have not previously been charged off to not more than 80 percent of the Bank's Tier 1 capital and allowance for loan and lease losses.

(c)   Within 90 days from the effective date of this Order, the Bank shall have reduced the assets classified "Substandard" in the ROE, that have not previously been charged off to not more than 80 percent of the Bank's Tier 1 capital and allowance for loan and lease losses.

(d)   The requirements of this paragraph are not to be construed as standards for future operations and, in addition to the foregoing, the Bank shall eventually reduce the total of all adversely classified assets. Reduction of these assets through proceeds of other loans made by the Bank is not considered collection for the purpose of this paragraph. As used in this paragraph the word "reduce" means:

(i.)   to collect;

(ii.)   to charge off; or

(iii.)   to sufficiently improve the quality of assets adversely classified to warrant removing any adverse classification, as determined by the FDIC and the CDFI.

5.   Within 30 days from the effective date of this Order, the Board shall develop or revise, adopt and implement a comprehensive policy for determining the adequacy of the ALLL. For the purpose of this determination, the adequacy of the reserve shall be determined after the

charge-off of all the loans or other items classified "Loss." The policy shall provide for a review of the allowance at least once each calendar quarter. Said review shall be completed in order that the findings of the Board with respect to the ALLL are properly reported in the quarterly Reports of Condition and Income. The review shall focus on the results of the Bank's internal loan review, loan loss experience, trends of delinquent and non-accrual loans, an estimate of potential loss exposure of significant credits, concentrations of credit, and present and prospective economic conditions. A deficiency in the allowance shall be remedied in the calendar quarter it is discovered, prior to submitting the Report of Condition, by a charge to current operating earnings. The minutes of the Board meeting at which such review is undertaken shall indicate the results of the review. Upon completion of the review, the Bank shall increase and maintain its ALLL consistent with the ALLL policy established. Such policy and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

6.   (a)   Beginning with the effective date of this Order, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, "Loss" and is uncollected. This paragraph shall not prohibit the Bank from renewing or extending the maturity of any credit in accordance with the Financial Accounting Standards Board Statement Number 15 ("FASB 15").

     (b)   Beginning with the effective date of this Order, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been classified, in whole or part, "Doubtful" or Substandard" without the prior approval of a majority of the Board or loan committee of the Bank.

7.   Within 60 days from the effective date of this Order, the Bank shall develop or revise, adopt, and implement a written plan, approved by its Board and acceptable to the Regional Director and the Commissioner for systematically reducing the amount of loans or other extensions of credit advanced, directly or indirectly, to or for the benefit of, any borrowers in the "Real Estate" Concentration. Such plan shall be in conformance with Appendix A of Part 365 of the FDIC's Rules and Regulations, 12 C.F.R. Part 365, Appendix A; and Financial Institution Letter (FIL)-104-2006, Commercial Real Estate Lending Joint Guidance, dated December 12, 2006.

8.   (a)   Within 30 days from the effective date of this Order, the Bank shall develop a written plan, approved by its Board for systematically reducing the level of nonperforming assets and/or assets listed on the Bank's watchlist to an acceptable level. The plan and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

(b)   As used in this paragraph the word "reduce" means:

(i)   to collect;

(ii)   to charge-off; or

(iii)   to sufficiently improve the quality of assets on the watchlist to warrant their removal from the list, as determined by the FDIC and the CDFI.

9.   (a)   Within 30 days from the effective date of this Order, the Bank shall develop or revise, adopt, and implement written lending and collection policies to provide effective guidance and control over the Bank's lending function. Such policies and their implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

(b)   The initial revisions to the Bank's loan policy and practices required by this paragraph shall, at a minimum, include the following:

(i)   provisions, consistent with the FDIC's instructions for the preparation of Reports of Condition and Income, under which the accrual of interest income is discontinued and previously accrued interest is reversed on delinquent loans;

(ii)   provisions that prohibit the capitalization of interest or loan-related expense unless the Board supports in writing and records in the minutes of the corresponding Board meeting why an exception thereto is in the best interests of the Bank;

(iii)   provisions which require complete loan documentation, realistic repayment terms, and current credit information adequate to support the outstanding indebtedness of the borrower. Such documentation shall include current financial information, profit and loss statements or copies of tax returns and cash flow projections;

(iv)   provisions which incorporate limitations on the amount that can be loaned in relation to established collateral values;

(v)   provisions that specify the circumstances and conditions under which real estate appraisals must be conducted by an independent third party;

(vi)   provisions that establish standards for unsecured credit;

(vii)   provisions that establish officer lending limits;

(viii)   provisions that require extensions of credit to any of the Bank's executive officers, directors, or principal shareholders, or to any related interest of such persons, to be approved in advance by a majority of the entire Board in accordance with section 215.4(b) of Regulation 0 of the Board of Governors of the Federal Reserve System, 12 C.F.R. § 215.4(b);

(ix)   provisions that prohibit concentrations of credit in excess of 25 percent of the Bank's total equity capital and reserves to any borrower and that borrower's related interests;

(x)   provisions that require the preparation of a loan "watch list" which shall include relevant information on all loans in excess of $500,000 which are classified "Substandard" and "Doubtful" in the ROE, or by the FDIC or CDFI in subsequent Reports of Examination and all other loans in excess of $500,000, which warrant individual review and consideration by the Board as determined by the loan committee or active management. The loan "watch list" shall be presented to the Board for review at least monthly with such review noted in the minutes;

(xi)   provisions that require an accurate internal grading system;

(xii)   provisions that require independent loan review; and

(xiii)   the Board shall adopt procedures whereby officer compliance with the revised loan policy is monitored and responsibility for exceptions thereto assigned. The procedures adopted shall be reflected in minutes of a Board meeting at which all members are present and the vote of each is noted.

10.   Within 30 days from the effective date of this Order, the Bank shall develop or revise, adopt, and implement a written liquidity and funds management policy that adequately addresses liquidity needs and appropriately reduces its reliance on non-core funding sources. Such policy and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

11.   (a)   Within 60 days from the effective date of this Order, the Bank shall develop or revise, adopt, and implement a written plan addressing retention of profits, reducing overhead expenses, and setting forth a comprehensive budget covering the period January 1,

2011 to December 31, 2013. The plan required by this Paragraph shall contain formal goals, strategies and benchmarks which are consistent with sound banking practices to improve the Bank's net interest margin, increase interest income, reduce discretionary expenses, and improve and sustain earnings of the Bank. It shall also contain a thorough description of the operating assumptions that form the basis for, and adequately support, each major component of the plan. Such plan and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

        (b)   Following the end of each calendar quarter, the Board shall evaluate the Bank's actual performance in relation to the plan and shall record the results of the evaluation, and any actions taken by the Bank, in the minutes of the Board meeting at which such evaluation is undertaken.

        12.   (a)   During the life of this Order, the Bank shall comply with the provisions of section 337.6 of the FDIC's Rules and Regulations, 12 C.F.R. § 337.6.

        (b)   Within 60 days from the effective date of this Order the Bank shall submit to the Regional Director and the Commissioner a written plan for eliminating its reliance on brokered deposits. The plan shall contain details as to the current composition of brokered deposits by maturity and explain the means by which such deposits will be reduced. For purposes of this Order, brokered deposits are defined as described in section 337.6(a)(2) of the FDIC's Rules and Regulations, 12 C.F.R. § 337.6(a)(2). Such plan and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.

        13.   Within 30 days of the end of the first quarter following the effective date of this Order, and within 30 days of the end of each quarter thereafter, the Bank shall furnish written progress reports to the Regional Director and the Commissioner detailing the form and manner

of any actions taken to secure compliance with this Order and the results thereof. Such reports shall include a copy of the Bank's Reports of Condition and Income. Such reports may be discontinued when the corrections required by this Order have been accomplished and the Regional Director and the Commissioner have released the Bank in writing from making further reports.

14.　　　Following the effective date of this Order, the Bank shall provide a copy of the Order or otherwise furnish a description of the Order to its shareholder(s) in conjunction with:

(a) the Bank's next shareholder communication; and

(b) the notice or proxy statement preceding the Bank's next shareholder meeting.

The description shall fully describe the Order in all material respects. The description and any accompanying communication, statement, or notice shall be sent to the FDIC, Division of Supervision and Consumer Protection, Accounting and Securities Disclosure Section, 550 17th Street, N.W., Washington, D.C. 20429, at least 20 days prior to dissemination to shareholders. Any changes requested to be made by the FDIC shall be made prior to dissemination of the description, communication, notice, or statement.

The provisions of this Order shall not bar, estop, or otherwise prevent the FDIC, the CDFI, or any other federal or state agency or department from taking any other action against the Bank or any of the Bank's current or former institution-affiliated parties, as that term is defined in Section 3(u) of the FDI Act, 12 U.S.C. § 1813(u).

This Order will become effective upon its issuance by the FDIC and the CDFI.

The provisions of this Order shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof..

The provisions of this Order shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the FDIC and the CDFI.

Violation of any provisions of this Order, will be deemed to be conducting business in an unsafe or unsound manner, and will subject the Bank to further regulatory enforcement action.

Issued pursuant to delegated authority

Dated at San Francisco, California, this 18th day of May, 2010.

/s/J. George Doerr   /s/Craig Carlson by pt
J. George Doerr   Craig A. Carlson
Deputy Regional Director   Senior Deputy Commissioner
Risk Management   and Chief Examiner
Division of Supervision and Consumer Protection   California Department of Financial
San Francisco Region   Institutions
Federal Deposit Insurance Corporation

Exhibit 99.1

P R E S S   R E L E A S E

FOR ADDITIONAL INFORMATION:
Contact Christy Coulston,
Vice President & Marketing Director
(707) 935-3200

Sonoma Valley Bancorp, Announces Agreement with Regulators

SONOMA, California May 24, 2010 - Sonoma Valley Bancorp, (OTC Bulletin Board: SBNK), today announced that its wholly owned subsidiary, Sonoma Valley Bank, has entered into an agreement with its regulators to continue taking actions to strengthen its financial condition and operations.

Sean Cutting, President and CEO of Sonoma Valley Bank, stated, "Sonoma Valley Bank has been working closely with the FDIC and the California Department of Financial Institutions since January, 2010. On May 18th, we entered into a Consent Order with our regulators that formalizes steps which are already underway and that we and our regulators feel are necessary to maintain the Bank's financial health and its ability to provide high levels of service to our customers."

The agreement commits Sonoma Valley Bank, among other items, to the following:

- Increase to and maintain a Tier 1Capital Ratio of at least 10.00% and a Total Risk Based Capital Ratio of at least 12.00% by August 15, 2010.

- Take specific actions to improve the quality of the Bank's loan portfolio, including adoption of new policies and procedures to monitor risk in the loan portfolio, have and retain qualified management and prepare and submit quarterly progress reports while the Consent Order is in effect.

Customer deposit accounts are unaffected by the regulatory agreement. Deposits remain fully covered by FDIC insurance to at least $250,000 per depositor. In addition, non-interest bearing transaction accounts and qualified interest bearing (NOW) checking accounts are fully guaranteed by the FDIC for an unlimited amount of coverage under the FDIC's Transaction Account Guarantee (TAG) Program, in which Sonoma Valley Bank is a participant. The coverage under the TAG Program is in addition to, and separate from, the coverage available under the FDIC's general deposit insurance protection.

As the Sonoma Valley's only locally owned community bank, Sonoma Valley Bank's Board of Directors, Management and employees are intent on restoring the financial strength and resources needed to continue to serve its loyal customers over the ensuing years.

Full details of the Consent Order, can be found on the Sonoma Valley Bank website (www.sonomavalleybank.com), under the Investor Relations tab/SEC/ SEC Link or http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1120427

This press release may contain forward-looking statements, which are not historical facts, but which management believes are a benefit to shareholders. These forward looking statements may include management's expectations regarding future events and performance of its subsidiary, Sonoma Valley Bank, including such items as operating efficiencies, projected growth in loans and deposits, future operating results and forecasts, net interest margin, strength of the local economy where Sonoma Valley Bank principally operates, and federal fiscal policies. Future events are difficult to predict and such forward-looking statements contained in this press release which are not historical facts are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed, including, but not limited to, certain changes in the local economy, changes in interest rates and federal fiscal policies, and changes in competition. In addition, the Company discusses certain other risks and uncertainties related to its operations in its reports filed with the Securities and Exchange Commission, which risks and discussion should be read in conjunction with this press release. The Company assumes no obligation to publicly revise forward-looking statements to reflect subsequent events or changed circumstances.